SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Vascular Biogenics Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01

(Title of Class of Securities)

M96883109

(CUSIP Number)

Ilan Lior
General Counsel
Aurum Group
16 Abba Hillel Road
Ramat Gan 5250608, Israel
Tel +972-3-576-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M96883109	13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Aurum Ventures M.K.I. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,299,377
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,299,377
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,299,377
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
Percentage is based on 35,881,128 Ordinary Shares of the Issuer that were issued and outstanding as of November 1, 2019, as set forth in the Issuer’s proxy statement, dated November 1, 2019, for its annual general meeting of shareholders that took place (following initial adjournment due to lack of quorum) on December 30, 2019, which proxy statement was annexed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 1, 2019.

CUSIP No. M96883109	13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Morris Kahn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,299,377
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,299,377
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,299,377
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Percentage is based on 35,881,128 Ordinary Shares of the Issuer that were issued and outstanding as of November 1, 2019, as set forth in the Issuer’s proxy statement, dated November 1, 2019, for its annual general meeting of shareholders that took place (following initial adjournment due to lack of quorum) on December 30, 2019, which proxy statement was annexed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 1, 2019.

Item 1.

(a)	Name of Issuer Vascular Biogenics Ltd.

(b)	Address of Issuer’s Principal Executive Offices 8 HaSatat St. Modi’in, Israel 7178106

Item 2.

(a)
Name of Person Filing:
This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13G that was filed on February 17, 2015  (this “Amendment”), is being filed by each of:
(i) Aurum Ventures M.K.I. Ltd. (the “Reporting Entity”)
(ii) Morris Kahn (the “Reporting Individual”)

The Reporting Individual is the sole beneficial shareholder of the Reporting Entity. The Reporting Entity and the Reporting Individual are referred to herein collectively as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if None, Residence: The principal business office of each of the Reporting Persons is c/o Aurum Group, 16 Abba Hillel Road Ramat Gan 5250608, Israel

(c)	Citizenship: The Reporting Entity is organized in Israel. The Reporting Individual is a citizen of the State of Israel.

(d)	Title of Class of Securities Ordinary Shares, New Israeli Shekel (“NIS”) 0.01 par value per share (“Ordinary Shares”)

(e)	CUSIP Number M96883109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

With respect to each of the Reporting Persons:

(a)	Amount beneficially owned: 4,299,377 Ordinary Shares

(b)
Percent of class:  12.0%.*

*Such percentage is based on 35,881,128 Ordinary Shares of the Issuer that were issued and outstanding as of November 1, 2019, as set forth in the Issuer’s proxy statement, dated November 1, 2019, for its annual general meeting of shareholders that took place (following initial adjournment due to lack of quorum) on December 30, 2019, which proxy statement was annexed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 1, 2019.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Reporting Entity: 4,299,377 Reporting Individual: 0

	(ii)	Shared power to vote or to direct the vote: Reporting Entity: 0 Reporting Individual: 4,299,377

	(iii)	Sole power to dispose or to direct the disposition of: Reporting Entity: 4,299,377 Reporting Individual: 0

	(iv)	Shared power to dispose or to direct the disposition of: Reporting Entity: 0 Reporting Individual: 4,299,377

By way of his ownership of all outstanding shares of the Reporting Entity, the Reporting Individual exercises shared voting and dispositive power with respect to all 4,299,377 Ordinary Shares that are held by the Reporting Entity and that are reported in this Amendment.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURUM VENTURES M.K.I. LTD.

By: /s/ Nir Dror-Darwish
Name:Nir Dror-Darwish
Title: Authorized Signatory

By: /s/  Ilan Lior
Name: Ilan Lior
Title: Authorized Signatory

Date: February 12, 2020

/s/ Morris Kahn
MORRIS KAHN

Date: February 12, 2020